                                                                 EXHIBIT (a) (1)

                                POLK AUDIO, INC.

                           OFFER TO PURCHASE FOR CASH
                              UP TO 860,000 SHARES
                              OF ITS COMMON STOCK
                  AT A PURCHASE PRICE OF $12.00 NET PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
     EASTERN DAYLIGHT TIME, ON APRIL 30, 1999 UNLESS THE OFFER IS EXTENDED.

    Polk Audio, Inc., a Maryland corporation (the "Company"), hereby offers to purchase up to 860,000 of its shares of Common Stock, $0.01 par value per share (the "Shares"), at $12.00 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with this Offer to Purchase constitutes the "Offer"). Due to the very small stockholder base and the infrequent trading activity of the Company's Common Stock and certain other factors described herein, the Company intends to delist its Common Stock from trading on the American Stock Exchange, to terminate its registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus cause the Company to become a private company. The purpose of the Offer is to provide stockholders with liquidity for their Shares prior to delisting and deregistration.

    All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 860,000 Shares pursuant to the Offer, although it has no current intention to do so. Shares tendered and not purchased because of proration will be returned. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. The Company has been advised that none of its directors and executive officers intends to tender any Shares pursuant to the Offer. See "The Tender Offer -- Terms of the Offer; Expiration Date."

    THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER."

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS BOARD OF DIRECTORS OR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SUCH STOCKHOLDER'S SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

    The Shares are traded on the American Stock Exchange (the "AMEX") under the ticker symbol "PKA." On March 22, 1999, the last day the Shares were traded on AMEX before the announcement of the Offer, the last reported sales price of the Shares on the AMEX was $11.25 per Share. See "The Tender Offer -- Price Range of Shares; Dividends."

    UPON TERMINATION OF THE OFFER AND REGARDLESS OF THE NUMBER OF SHARES TENDERED PURSUANT TO THE OFFER, IF ANY, THE SHARES WILL CEASE TO BE LISTED ON THE AMEX AND THE COMPANY WILL CEASE TO BE A REPORTING COMPANY UNDER THE EXCHANGE ACT. ACCORDINGLY, NO PUBLIC MARKET FOR THE SHARES IS LIKELY TO EXIST AFTER TERMINATION OF THE OFFER. SEE "THE TENDER OFFER -- EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; AMEX LISTING AND EXCHANGE ACT REGISTRATION." MOREOVER, THE PURCHASE OF SHARES PURSUANT TO THE OFFER MAY BE FOLLOWED BY A MERGER, REVERSE STOCK SPLIT OR OTHER CORPORATE TRANSACTION THAT WILL RESULT IN THE CONVERSION OF SHARES NOT TENDERED INTO THE RIGHT TO RECEIVE THE PURCHASE PRICE PER SHARE IN CASH (THE "SECOND - STEP TRANSACTION").

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      The Dealer Manager for the Offer is:

                       FERRIS, BAKER WATTS, INCORPORATED

                    The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.

March 30, 1999

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it and any other required documents to the Depositary and either deliver the certificate(s) evidencing the tendered shares to the Depositary along with the Letter of Transmittal or deliver such shares pursuant to the procedure for book-entry transfer set forth in "The Tender
Offer -- Procedures for Accepting the Offer and Tendering Shares" or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares.

     Any stockholder who desires to tender shares and whose certificates evidencing such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for Guaranteed Delivery set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares."

     TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

     Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   -----
INTRODUCTION.....................................................      1
SPECIAL FACTORS..................................................      4
 1.  Background and Purpose of the Offer; Certain Effects of the
     Offer; Plans of the Company after the Offer.................      4
 2.  Rights of Stockholders in the Event of the Second-Step
     Transaction.................................................      9
 3.  Position of the Company's Board; Fairness of the Offer......     10
 4.  Opinion of Ferris, Baker Watts, Incorporated................     12
 5.  Interests of Certain Persons in the Offer and the
     Second-Step Transaction.....................................     14
 6.  Beneficial Ownership of Shares..............................     16
 7.  Fees and Expenses...........................................     17
THE TENDER OFFER.................................................     18
 1.  Terms of the Offer; Expiration Date.........................     18
 2.  Acceptance for Payment and Payment for Shares...............     20
 3.  Procedures for Accepting the Offer and Tendering Shares.....     22
 4.  Withdrawal Rights...........................................     25
 5.  Certain Federal Income Tax Consequences.....................     26
 6.  Price Range of Shares; Dividends............................     28
 7.  Certain Information Concerning the Company..................     28
 8.  Financing of the Offer and the Second Step Transaction......     34
 9.  Dividends and Distributions.................................     35
10.  Effect of the Offer on the Market for the Shares; AMEX
     Listing and Exchange Act Registration.......................     35
11.  Certain Conditions of the Offer.............................     37
12.  Certain Legal Matters and Regulatory Approvals..............     38
13.  Fees and Expenses...........................................     39
14.  Miscellaneous...............................................     40
SCHEDULE I -- Directors and Executive Officers of the Company....    I-1
SCHEDULE II -- Opinion of Ferris, Baker Watts, Incorporated......   II-1
SCHEDULE III -- Summary of Stockholder Appraisal Rights and Text
  of Section 3 - 201 through 3 - 213 of the Maryland General
  Corporation Law................................................  III-1

To the Stockholders of Polk Audio, Inc.:

                                  INTRODUCTION

     Polk Audio, Inc., a Maryland corporation (the "Company"), hereby offers to purchase up to 860,000 (or such lesser number as are properly tendered) of its shares of Common Stock, $0.01 par value per share (the "Shares"), at a price of $12.00 per Share, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with this Offer to Purchase constitutes the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, pay $12.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price") for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered. All Shares properly tendered pursuant to the Offer and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. The Company has been advised that none of its directors and executive officers intend to tender any Shares pursuant to the Offer. See "The Tender Offer -Terms of the Offer; Expiration Date."

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER," WHICH SETS FORTH IN FULL THE CONDITIONS OF THE OFFER.

     At March 22, 1999, there were (a) 1,849,035 Shares issued and outstanding and (b) 167,500 Shares reserved for future issuance to employees pursuant to outstanding employee stock options. Prior to the announcement of the Offer, there were approximately 112 holders of record of the issued and outstanding Shares. Pursuant to the Offer, the Company seeks to acquire up to 860,000 Shares. The directors and executive officers of the Company listed in Schedule I hereto (the "Remaining Stockholders"), who beneficially own in the aggregate 975,849 Shares, or approximately 52.8% of the issued and outstanding Shares, have informed the Company that they do not intend to tender any Shares owned by them pursuant to the Offer. The 860,000 Shares which the Company is seeking to acquire in this Offer represents practically all of the outstanding Shares not owned by the Remaining Stockholders.

     Because of the very small stockholder base and the infrequent trading activity of the Company's Common Stock and certain other factors described in this Offer to Purchase, the Company intends to delist its Common Stock from trading on AMEX and to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and thus cause the Company to become a private company. The purpose of the Offer is to provide the stockholders other than the Remaining Stockholders (the "Public Stockholders") with liquidity for their Shares prior to the delisting of the Shares and the termination of Exchange Act registration by enabling them to achieve liquidity for their Shares at a price which the Company's Board of Directors has determined to be fair. Following the completion of the Offer, the Remaining Stockholders may, in their sole discretion, cause the Company to acquire any remaining equity interest in the Company not then owned by the Remaining Stockholders by effecting a merger, reverse stock split or other corporate transaction as described below. Following the Offer, and whether or not any Shares are tendered pursuant to the Offer, the Company will become a private company. If the Offer is consummated, following the Offer all or most of the Shares will be owned by the Remaining Stockholders. In determining whether to tender their Shares pursuant to the Offer, stockholders should consider the possibility that, following completion of the Offer, they may not be able to sell their Shares in the future at a net price as high as the Purchase Price. See "The Tender

Offer -- Effect of the Offer on the Market for the Shares; AMEX Listing and Exchange Act Registration."

     If fewer than all of the Shares owned by the Public Stockholders are tendered pursuant to the Offer, the Company may enter into a merger or other form of business combination with an entity to be formed, which will be wholly-owned by the Remaining Stockholders (the "Merger") or effect a reverse stock split (the "Reverse Stock Split") or other form of corporate transaction such that any shares not tendered by the Public Stockholders will be converted into only the right to receive the Purchase Price in cash (the Merger, the Reverse Stock Split, or other form of corporate transaction collectively, the "Second-Step Transaction"). If necessary, the Company will seek stockholder approval of the Second-Step Transaction in accordance with applicable laws. The Remaining Stockholders currently own 52.8% of the outstanding Shares and intend to vote all of their Shares in favor of the Second-Step Transaction if a stockholder vote is required, should such a Second-Step Transaction be implemented. It is contemplated that the consideration payable to the Public Stockholders in the Second-Step Transaction will be cash in an amount equal to the Purchase Price.

     In determining whether to delist the Shares from trading on AMEX and to terminate the registration of the Shares under the Exchange Act, the Board of Directors considered several factors, several of which are listed below (see "Special Factors -- Position of the Company's Board; Fairness of the Offer"):

     - The Company currently has a very small stockholder base for an exchange-traded public company as indicated by its 112 stockholders of record, a number substantially below the 300 minimum which triggers the obligation to file periodic financial reports and other information pursuant to the Exchange Act.

     - The market for the Company's common stock provides limited liquidity for stockholders to liquidate or add to their investments and has made it difficult for the Company to attract institutional investors. Additionally, because of the limited liquidity available, the Company has been unable to utilize the public equity capital markets effectively as a source of financing.

     - There are considerable costs associated with remaining a public company. In addition to the time expended by the Company's management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports is considerable.

     - The reporting requirements of public companies can lead to disclosure of sensitive information, resulting in a competitive disadvantage in the marketplace.

     In determining whether the Purchase Price to be paid to the Company's Public Stockholders was fair, the Board of Directors of the Company relied in part on an opinion dated March 24, 1999, rendered by Ferris, Baker Watts, Incorporated ("FBW" or the "Dealer Manager"), the Company's financial advisor, to the effect that, and subject to the limitations contained therein, the consideration to be received by the stockholders of the Company in the Offer and, if deemed desirable by the Company, the Second-Step Transaction, is fair, from a financial point of view, to such stockholders. See Schedule II.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the Company's purchase of the Shares pursuant to this Offer. The Company will pay all charges and expenses of American Stock Transfer & Trust Company (the "Depositary"), FBW, and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. The Offer provides stockholders who are considering a sale of all or a portion of their Shares, to sell those Shares for cash at the Purchase Price without, where Shares are tendered by the registered owner thereof directly to the

Depositary, the usual transaction costs associated with open market sales. See "Special Factors -- Fees and Expenses" and "The Tender Offer -- Fees and Expenses."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS BOARD OF DIRECTORS OR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SUCH STOCKHOLDER'S SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Upon the terms and subject to the conditions of the Offer, if at the Expiration Date (as defined below) more than 860,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not properly withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined under "The Tender Offer -- Terms of the Offer; Expiration Date") who properly tender all their Shares and then on a pro rata basis from all other stockholders who properly tender Shares (and do not properly withdraw them prior to the expiration of the Offer). The term "Expiration Date" means 12:00 midnight, Eastern Daylight Time, on April 30, 1999, unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. See "The Tender Offer -- Terms of the Offer; Expiration Date."

     The Purchase Price will be paid net to the tendering stockholder in cash, without interest thereon, for all Shares purchased. Tendering stockholders who hold Shares in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACK-UP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. See "The Tender Offer -- Certain Federal Income Tax Consequences."

     On March 22, 1999, the last day the Shares were traded before the announcement of the Offer, the last reported sales price of the Shares on the AMEX was $11.25 per Share. On March 26, 1999, the last reported sales price of the Shares on the AMEX was $11.50 per Share. See "The Tender Offer -- Price Range of Shares; Dividends."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

1. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER.

     BACKGROUND OF THE OFFER. The Board of Directors believes that since June 1986, when the Company completed its initial public offering, the public market has not responded to the sustained profitability of the Company, and the Shares have remained very thinly traded and have provided little liquidity for the Company's stockholders, particularly those stockholders with larger equity positions in the Company. In addition, because of the fluctuating pattern of earnings of the Company, the low price-earnings multiple accorded the Shares in the public market, the low trading volume and illiquidity of the Shares, the Company has been unable to utilize the Shares effectively as a source of financing. For those reasons, the Company has been unable to realize the principal benefits of public ownership and the Company's management expects no change in the situation regarding the Shares for the foreseeable future.

     The Board of Directors also believes that there are considerable costs and detriments to the Company in remaining a public reporting company. In addition to the time expended by the Company's management, the legal, accounting and other expense involved in the preparation, filing and dissemination of annual and other periodic reports is considerable. Additionally, the Company's management believes that required public disclosures under the Exchange Act give its competitors, some of which are not public companies, certain information and insights about the Company's operations which have helped them in competing against the Company.

     Due to the aforementioned reasons, on May 6, 1998, the Board of Directors of the Company engaged in a lengthy discussion regarding the possibility of selling the Company. At this meeting, the Board authorized management of the Company to engage a financial advisor to assist the Company in investigating its strategic alternatives. Management interviewed several firms to act as financial advisor in a possible sale of the Company. On August 3, 1998, the Board entertained a proposal from NationsBanc Montgomery Securities LLC ("Montgomery") and on August 11, 1998, entered into an agreement engaging Montgomery to act as financial advisor to the Company in investigating strategic alternatives, including the possible sale of the Company.

     A decision was made by the Company's management in August 1998 to delay the sale effort until the Company's financial results for the quarter ending September 1998 were available. During the interim period, market conditions became unfavorable, the Company's stock price declined and the decision was made to postpone exploring the sale of the Company. Although the Company had received some preliminary indications of interest from potential buyers prior to the time the sale effort was terminated, in the view of the Company's management, none of these indications of interest looked like they would lead to a credible offer for the Company which offered fair value to all of the Company's stockholders. Further, the Board of Directors was concerned regarding the possible damage that could occur to the Company's reputation, competitive position and trade relations as a result of an unsuccessful bid to sell the Company. Accordingly, the Board of Directors decided that, in light of the indications of interest received to date and market conditions at the time, it was unlikely that the Company would be sold for an attractive price and it would, therefore, be better to discontinue the process immediately.

     Montgomery then suggested to the Board of Directors that the Company explore the possibility of a "going-private" transaction. For the above reasons, certain of the Remaining Stockholders informed the Board of Directors of the Company that they desired to convene a meeting of the Board on October 20, 1998, for the purpose of further exploring the feasibility of a going-private transaction. At the October 20, 1998 Board meeting, a general discussion was held concerning a proposed going-private transaction and the Board determined that such a proposed transaction should be explored. The possible structures of a going-private transaction that were discussed included a merger, a reverse stock split and a tender offer. Counsel to the Company discussed the process involved in a "going-private" transaction and explained to the Board the fiduciary duties of the members of the Board of Directors to the Public Stockholders. The Board also considered delisting the Shares from AMEX and terminating the registration of the Shares under the Exchange Act in combination with the other alternatives or as a stand-alone alternative because the Company had fewer record holders of its stock than is required by the AMEX listing requirements and than is required under the Exchange Act to remain a public reporting company. During this Board meeting, the Remaining Stockholders who beneficially own 975,849 Shares, or approximately 52.8% of the outstanding Shares, informed the Board of Directors that they do not intend to tender any Shares owned by them pursuant to the Offer.

     Management then commenced discussions with NationsBank, N.A., the commercial bank affiliate of Montgomery, regarding the provision of financing for a going-private transaction. After due deliberation, Montgomery advised the Company that it was concerned about the potential conflict of interest issues involved in its acting both as financial advisor to the Company and having its commercial bank affiliate provide the financing for a potential going-private transaction. As a result, on November 4, 1998, the Board of Directors approved the termination of the engagement of Montgomery.

     On November 11, 1998, the Board of Directors met again to discuss the possibility of initiating a going-private transaction and the Board of Directors reviewed and evaluated the factors surrounding the decision of initiating a going-private transaction. These factors included the costs to the Company of being a public entity, the lack of an active trading market for the Shares and the lack of liquidity for stockholders. The Board also reviewed the Company's financial condition and the condition and recent downward trends of the audio loudspeaker market industry in which the Company participates. The Board also discussed the engagement of a financial advisor regarding a going-private transaction and, if necessary, to render an opinion as to the fairness of the consideration, from a financial point of view, in connection with such transaction.

     The Board of Directors solicited proposals from several investment banking firms regarding their interest and qualifications in serving as financial advisor to the Company in connection with a possible going-private transaction. After evaluating such proposals, the Board of Directors decided to retain FBW as its exclusive financial advisor to advise the Board of Directors with respect to a possible going-private transaction and to render an opinion as to the fairness of the consideration provided to the Company's stockholders in the transaction. The terms of the engagement of FBW by the Board of Directors were finalized by a letter agreement dated November 16, 1998.

     On December 4, 1998, the Board of Directors met again to consider a possible going-private transaction. Present at the meeting, in addition to all of the members of the Board of Directors, were representatives from FBW and a representative from Piper & Marbury L.L.P., the Company's legal counsel. A representative from FBW made a presentation to the Board on the advisability of pursuing a going-private transaction, including a discussion of the benefits and costs to the Company of remaining a public reporting company. In his presentation, the FBW representative discussed the business reasons for considering a going-private transaction such as the lack of public float with respect to the Company's Common Stock, the cost and expense of remaining a public company and the disclosure burden that may put the Company at a competitive disadvantage compared to its non-public company competitors. The FBW representative also discussed alternative transaction structures, including a self-tender offer followed by the delisting and deregistration of the Company's Common Stock. The Board of Directors then discussed the recent trading history of the Company's Common Stock, the current bid and asked prices for the stock on AMEX, the Company's recent historical operating results and the Company's prospects over the next six to nine months. The Board then discussed the advisability of pursuing a going-private transaction at the current time and the various alternative structures that could be utilized. In the course of the deliberations, the members of the Board unanimously concluded that it would not be appropriate for the Company to pursue a going-private transaction at the present time. The Board did indicate that it would be willing to reconsider the advisability of a going-private transaction at another time.

     On January 20, 1999, the Company issued a press release containing its results for the third quarter and nine month period ended December 27, 1998. In commenting on those results, Mr. George Klopfer, the Company's Chief Executive Officer, indicated that the near-term operating outlook for the first six months of 1999 was problematic because (i) the first six months of calendar 1998 reflected substantial deliveries to stock-up Circuit City outlets, a new dealer, which would not be repeated in the first six months of calendar 1999 and (ii) the previously-announced termination of the Eosone business with Best Buy Company would adversely affect the Company's results going forward. Mr. Klopfer stated that as a result of these factors, the Company expected that both sales and net income for the first half of calendar 1999 would be down, perhaps significantly, from their levels during the same period in 1998.

     A meeting of the Board of Directors was held on March 24, 1999, in order to reconsider a possible going-private transaction. At this meeting, representatives of FBW presented their final report to the Board of Directors concerning the advisability of a possible going-private transaction. FBW concluded that, in light of the costs of remaining a public company and the competitive disadvantages associated therewith and in light of the fact that the Company was not able to realize any of the benefits associated with being a public company, a form of going-private transaction was advisable. In addition, FBW presented to the Board of Directors its opinion as to the fairness, from a financial point of view, of the proposed cash Purchase Price of $12.00 per Share. This price was determined by the Board of Directors of the Company, which was then passed upon by FBW. FBW was questioned by the Board of Directors concerning its advice as to the advisability of a possible going-private transaction and the methods used and factors considered by FBW in rendering its opinion as to the fairness of the consideration, from a financial point of view, provided to the Company's stockholders. At this meeting, FBW summarized its valuation analysis, which was based on the historical operating results of the Company, management's projected operating results of the Company and the historical trading performance of the Shares. The valuation methodologies utilized by FBW included a discounted free cash flow analysis and a publicly-traded comparable companies analysis. See "Special Factors -- Opinion of Ferris, Baker Watts, Incorporated."

     After a discussion of a proposed going-private transaction and the structure of such a transaction, the Board of Directors, by unanimous vote of all members present and voting, including all of the non-employee directors, based in part on the recommendation and advice provided by FBW, elected to initiate a going-private transaction for the Company. The Board of Directors approved the delisting of the Shares from AMEX and the termination of the registration of the Shares under the Exchange Act, which would be preceded by the Offer. The Board of Directors also reserved the right to initiate the Second-Step Transaction depending upon the success of the Offer. On March 24, 1999, the Company issued a press release regarding the proposed going-private transaction and the Offer.

     No limitations were imposed by the Board of Directors or management of the Company on FBW with respect to the investigation made, or the procedures followed in rendering its advice with respect to a possible going-private transaction or the opinion as to the fairness of the consideration, from a financial point of view provided to the Company's stockholders; however, FBW's assignment did not include investigating or pursuing any other parties interested in acquiring control of the Company, and FBW did not solicit any offers for the acquisition of the Company because the Board of Directors instructed FBW that the Remaining Stockholders were unwilling to consider a sale of their interest in the Company.

     Because of the engagement of FBW to advise the Company and to render an opinion as to the fairness of the consideration, from a financial point of view, with respect to the consideration to be received by the Public Stockholders in a possible going-private transaction, the Board of Directors did not consider it necessary to form an independent committee of the Board of Directors composed of directors who are not employees of the Company or to retain any other unaffiliated representative to act solely on behalf of the Public Stockholders for the purpose of negotiating the terms or structure of a possible going-private transaction. In addition, all of the members of the Board of Directors indicated their intent to remain as stockholders of the Company following a possible going-private transaction and are, therefore, included as Remaining Stockholders.

     During the period between the engagement of FBW and the presentation of its final report to the Board of Directors on March 24, 1999, the Company provided extensive information to representatives of FBW regarding the Company and its prospects including, without limitation, the Company's historical financial results, projected financial results, customers, suppliers, competitors, expansion plans and sales and marketing plans. In addition, representatives of FBW met with members of the Company's senior management to discuss the projections and underlying assumptions thereto provided to, and relied upon by, FBW in preparing its analyses.

     PURPOSE OF THE OFFER. The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to terminate its status as a public reporting company by delisting the Shares from AMEX and terminating the registration of the Shares under the Exchange Act. Currently, there are 112 record holders of the outstanding Shares, which is significantly below the AMEX listing requirements of 300 holders of record. In addition, under Section 12(g)(4) of the Exchange Act, registration under the Exchange Act may be terminated by the issuer if there are fewer than 300 holders or record of a class of security. The Company's duty to file periodic reports with the Commission, such as quarterly and annual reports, will be immediately suspended once the Company's securities are no longer registered under the Exchange Act. The purpose of the Offer is to provide the Public Stockholders with liquidity for their Shares by enabling them to sell their Shares at a fair price prior to the delisting of the Shares from trading on AMEX and the termination of registration of the Shares under the Exchange Act. Following the Offer and regardless of whether the Offer is consummated, the Shares will no longer be listed for trading on the AMEX, there will likely be no public market for the Company's securities, the registration of the Shares under the Exchange Act will be terminated, the Company will no longer be required to file periodic reports with the Commission and the Company will become a private company. Following the Offer and regardless of whether the Offer is consummated, the Remaining Stockholders will retain a significant equity interest in the Company. The Company may, in its sole discretion, acquire any remaining equity interest in the Company not then owned by the Remaining Stockholders by effecting the Second-Step Transaction described below. See "The Tender Offer -- Effect of the Offer on the Market for the Shares; AMEX Listing and Exchange Act Registration."

     Management believes that consummation of the Offer and, if deemed desirable by the Company, the Second-Step Transaction will result in substantially greater flexibility for the Company in the utilization of assets and in the planning of its future. If the Offer and/or the Second-Step Transaction are completed, management will be able to make investments in the Company's business without considering whether other stockholders would approve of such decisions. Such flexibility is believed to be especially appropriate in view of the belief of management that the risks of making such investments may not be appropriate for the Company as a publicly-held entity.

     CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE
OFFER. Consummation of the Offer and, if deemed desirable by the Company, the Second-Step Transaction will permit the Remaining Stockholders to receive the benefits that result from ownership of all, or a significant amount, of the equity interest in the Company. Such benefits include management and investment discretion with regard to the future conduct of the business of the Company, the benefits of the profits generated by operations and any increase in the Company's value. Similarly, the Remaining Stockholders will also bear the risk of any decrease in the value of the Company.

     If the Offer and, if deemed desirable by the Company, the Second-Step Transaction are consummated, after giving effect to the Offer and the Second-Step Transaction, the Remaining Stockholders will have close to a 100% interest in the pro forma net book value and net earnings of the Company ($9.2 million and $1.8 million, respectively, based on the unaudited financial statements of the Company for the nine-month period ended December 27, 1998). Currently, the Remaining Stockholders have an approximately 52.8% interest in the net book value and net earnings of the Company ($10.4 million and $1.1 million, respectively, based on the unaudited financial statements of the Company as of December 27, 1998). Currently, Messrs. George M. Klopfer and Matthew S. Polk, Jr. collectively have an approximately 36.8% interest in the net book value and net earnings of the Company ($7.3 million and $0.8 million, respectively, based on the unaudited financial statements of the Company as of December 27, 1998).

     Consummation of the Offer and, if deemed desirable by the Company, the Second-Step Transaction will also allow the Remaining Stockholders to recapitalize the Company by increasing its debt to equity ratio, thereby leveraging their equity investment to a degree that might not be appropriate for the Company as a public company. Such high leveraging entails high risk to equity investors. Furthermore, high leveraging and associated high debt service costs may have an adverse effect on earnings and the value of the Company.

     Under the Maryland General Corporation Law ("MGCL") and the Company's Charter, the approval of the Board and the affirmative vote of a majority of the outstanding Shares are required to approve the Merger or the Reverse Stock Split at a meeting of the stockholders. The Remaining Stockholders, who currently own approximately 52.8% of the outstanding Shares, intend to vote all of their Shares in favor of the Merger or Reverse Stock Split if a stockholder vote is required. Accordingly, regardless of whether any Shares are purchased pursuant to the Offer, the Remaining Stockholders have sufficient voting power to cause the approval and adoption of the Merger or the Reverse Stock Split immediately after the Offer, without the affirmative vote of any other stockholders of the Company. It is contemplated that the consideration payable to the Public Stockholders in the Second-Step Transaction will be cash in an amount equal to the Purchase Price. Under the MGCL, an entity which owns 90% or more of the outstanding shares of another entity may effect a merger with such other entity without submitting the merger to a vote of stockholders of the other entity (a "short-form merger"). Accordingly, if the Remaining Stockholders own 90% or more of the Shares that remain outstanding after completion of the Offer, the Merger may be effected as a short-form merger, without a vote of the Company's stockholders. If, however, the percentage of ownership of the Remaining Stockholders after completion of the Offer is less than 90% of the Shares then outstanding, a vote of the Company's stockholders will be required under the applicable laws, and a longer period of time may be required to effect the Merger. See "Special Factors -- Rights of Stockholders in the Event of the Second-Step Transaction."

     Following the Offer, the Shares will no longer be listed for trading on the AMEX, and the registration of the Shares under the Exchange Act will be terminated. Following the completion of the Offer, the Company will become a private company and the Remaining Stockholders will retain a significant equity interest in the Company and may acquire any remaining equity interest in the Company not then owned by the Remaining Stockholders by causing the Company to effect the Second-Step Transaction. Following the Offer and, if deemed desirable by the Company, the Second-Step Transaction, there will be no publicly traded equity securities of the Company outstanding and the Company will no longer file periodic reports with the Commission. After the Second-Step Transaction, if it is initiated, there will be few, if any, Public Stockholders of the Company. See "The Tender Offer -- Effect of the Offer on the Market for the Shares; AMEX Listing and Exchange Act Registration."

     All Shares purchased in the Offer will return to the status of authorized but unissued shares of capital stock of the Company and may be reissued from time to time as determined by the Board of

Directors. However, the Company has no current plans for the issuance of Shares repurchased pursuant to the Offer.

     The Remaining Stockholders have informed the Board of Directors that, assuming the completion of the Offer and, if deemed desirable by the Company, the Second-Step Transaction, they have no present intention to cause the Company to change its fundamental business, sell or otherwise dispose of the Company or all or any material part of its business, merge, liquidate or otherwise wind-up its business. Nevertheless, the Remaining Stockholders may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties and personnel to determine what changes, if any, would be desirable following the Offer to enhance the operations of the Company.

     The Company anticipates that following the Offer and, if deemed desirable by the Company, the Second-Step Transaction, the Remaining Stockholders will cause the Company to change the composition of the Board of Directors to include only certain of the Remaining Stockholders who are also officers of the Company. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and, if desirable, the Second-Step Transaction. If more than 464,000 shares are purchased pursuant to the Offer, then Messrs. George M. Klopfer and Matthew S. Polk, Jr. together will own in the aggregate a majority of the outstanding Shares and will be able to control all matters requiring approval of the Company's stockholders, including the election of directors.

     As a result of the borrowing incurred in connection with the financing of the Offer and, if deemed desirable by the Company, the Second-Step Transaction, the consolidated indebtedness of the Company will be substantially greater. See "The Tender Offer -- Financing of the Offer and the Second-Step Transaction."

2. RIGHTS OF STOCKHOLDERS IN THE EVENT OF THE SECOND-STEP TRANSACTION

     No appraisal rights are available in connection with the Offer. Holders of Shares may be entitled to appraisal rights in connection with the Second-Step Transaction if such transaction is structured as a Merger. Under Section 3-202 of the MGCL, appraisal rights are not available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger, were either (i) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (ii) the stock is that of the successor in a merger, unless (x) the merger alters the contract rights of the stock as expressly set forth in the charter and the charter does not reserve the right to do so, or (y) the stock is to be changed or converted in the merger into something other than either stock in the successor or cash arising out of the provision for the treatment of fractional shares of stock in the successor. If the Second-Step Transaction is completed as a Merger and does not satisfy the requirements set forth above, stockholders of the Company may have certain rights under Section 3-202 of the MGCL to dissent and demand appraisal of, and payment in cash of the fair market value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Second-Step Transaction) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the Purchase Price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Purchase Price per Share pursuant to the Offer or the consideration per Share to be paid in the Second-Step Transaction. Stockholders would not have any appraisal rights in the event the Second-Step Transaction is structured as a Reverse Stock Split.

     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MGCL. SEE SCHEDULE III ATTACHED HERETO FOR A DISCUSSION OF APPRAISAL RIGHTS THAT MAY BE AVAILABLE.

3. POSITION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER

     POSITION OF THE COMPANY'S BOARD OF DIRECTORS. On March 24, 1999, the Board of Directors, by unanimous vote of all directors present and voting, approved the Offer. The Board of Directors of the Company determined that the Offer is fair to, and in the best interests of, the Public Stockholders of the Company. However, the Board of Directors does not make any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. However, none of the Company's directors or executive officers intends to tender any Shares pursuant to the Offer.

     FAIRNESS OF THE OFFER. In reaching its determinations referred to immediately above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determination:

          a. the historical market prices and trading activity of the Shares, including the fact that the average daily trading volume of the Shares for calendar 1998 and the first two months of calendar 1999 has been approximately 3,400 shares per day;

          b. the opinion of FBW to the Board of Directors that the consideration to be offered to the Public Stockholders is fair to such stockholders from a financial point of view, and the report and analysis presented by FBW which included discussion and analysis of historical trading performance of the Shares, discounted free cash flow analysis based on the Company's historical and projected operating results and comparable company analysis;

          c. the market price for the Shares as compared to the performance of the Company;

          d. the very small stockholder base of the Company, as indicated by its 112 stockholders of record;

          e. the fact that the Company could delist the Shares from trading with AMEX and terminate the registration of the Shares under the Exchange Act without initiating the Offer because of the number of current record holders of the Shares;

          f. the nature of the Company's business and the industry in which the Company operates, including information received by the Board of Directors regarding trends in the loudspeaker systems industry and various uncertainties associated with current and potential future industry and market conditions;

          g. the structure of the going-private transaction, which is designed, among other things, to result in the receipt by the Public Stockholders of cash consideration at the earliest practicable time without any brokerage fees;

          h. the fact that the Company has not paid a cash dividend since its inception to its stockholders, and the expectation that no such cash dividends are expected to be paid in the foreseeable future;

          i. the lack of credible buyers of the Company and financial market conditions, which made pursuit of other strategic alternatives (such as a sale of the Company as a going concern) impracticable;

          j. the desire of the Remaining Stockholders not to consider a sale of their majority interest in the Company at the valuation levels of the preliminary indications of interest received, which made the pursuit of other strategic alternatives (such as a sale of the Company as a going concern) impracticable; and

          k. the intention of the Remaining Stockholders to continue the business as a going concern, which makes any consideration of liquidation of the Company or values that ultimately might be obtained from such a liquidation highly speculative.

     With respect to the matters contained in the opinion of FBW, the Board of Directors reviewed the report and adopted the analysis contained therein and considered the other factors set forth herein in determining that the Offer is fair. In light of the number and variety of factors that the Board of Directors considered in connection with their evaluation of the Offer, they did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, did not do so.

     In addition to the factors listed above, the Board of Directors considered the fact that consummation of the Offer would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the Purchase Price of $12.00 net per Share to be paid in the Offer. See "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

     In connection with its deliberations, the Board of Directors did not consider, and did not request that FBW evaluate, the Company's liquidation value. The Board did not view the Company's liquidation value to be a relevant measure of valuation given that the Purchase Price exceeded the book value per Share of the Company on December 27, 1998, and it was the Board's view that the Company is more valuable as a going concern than its book value of $10.70 per share as of December 27, 1998 based on shares outstanding at that time.

     Further, while it is possible that prices of certain of the Company's assets might be realized in a liquidation in excess of the book values over a period of time, the Board believed that the length of time to accomplish an orderly liquidation, overall costs attendant to liquidation and the fact that certain assets would have to be sold at a discount (particularly inventory) in a liquidation would possibly offset any gains on other assets. In addition, substantial expenses could be incurred in a liquidation in connection with contract terminations, severance pay and other matters, as well as legal fees and brokers' commissions. In view of these factors, the Board believed that it would be highly unlikely that liquidation would generate net proceeds with a current value in excess of $12.00 per Share. However, there can be no assurance that the liquidation value would not produce a higher valuation of the Company than its value as a going concern.

     The Remaining Stockholders also believe the Offer is fair to the Public Stockholders based on (i) the conclusions of, and approval of the Board of Directors, as well as the basis therefor, which conclusion and basis, as set forth above, are incorporated by reference herein, and (ii) notwithstanding the fact that the FBW opinion was provided for the information and assistance of the Board of Directors and that the Remaining Stockholders are not entitled to rely on such opinion, the fact that the Board of Directors had received the written opinion of FBW that the initial offer price of $12.00 in cash was fair, from a financial point of view to the Public Stockholders. The Remaining Stockholders adopted the analysis of the Board of Directors in determining that the Offer is fair, from a financial point of view, to the Public Stockholders. The Remaining Stockholders did not find it practical to, and did not, quantify or otherwise attach relative weights to the specific factors which they considered.

4. OPINION OF FERRIS, BAKER WATTS, INCORPORATED

     FBW was engaged to render an opinion to the Board of Directors as to the fairness, from a financial point of view, of the proposed Purchase Price of $12.00 per Share, net to the seller in cash (the "Initial Offer") to the Company's stockholders. See "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

     On March 24, 1999, in connection with the Board of Directors' evaluation of the Initial Offer, FBW made a presentation to the Board of Directors with respect thereto (the "Report"). As part of the presentation, FBW reviewed with the Board of Directors certain of the information and financial data described below. Final copies of the Report dated March 24, 1999, were delivered to the Board of Directors in connection with the Board of Directors' evaluation of the Initial Offer.

     FBW delivered its written opinion to the Board of Directors dated March 24, 1999 (the "FBW Opinion"). A copy of the FBW Opinion, which sets forth the assumptions made, matters considered and limitations of review undertaken by FBW, is attached as Schedule II hereto. A copy of the FBW Opinion is available for inspection and copying at the offices of the Company, 5601 Metro Drive, Baltimore, Maryland 21215, Attention: Gary Davis, during regular business hours by any interested Public Stockholder or his representative who has been so designated in writing.

     No limitations were imposed by the Company or the Board of Directors on the scope of the FBW investigation or the procedures to be followed by FBW in rendering the FBW Opinion, except that FBW was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to a purchase of all or a part of the Company's business. The FBW Opinion does not address nor should it be construed to address the relative merits of the Offer and the Second-Step Transaction with any alternative business strategy that may be available to the Company. In arriving at the FBW Opinion, FBW did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Company's stockholders in the Initial Offer on the basis of the financial and comparative analyses described below.

     THE FBW OPINION IS FOR THE USE AND BENEFIT OF THE BOARD OF DIRECTORS AND WAS RENDERED TO THEM IN CONNECTION WITH THEIR CONSIDERATION OF THE INITIAL OFFER AND IS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO ACCEPT THE CONSIDERATION TO BE OFFERED TO SUCH STOCKHOLDER IN THE OFFER.

     The Company's Board of Directors engaged FBW to render the opinion referred to above because FBW regularly engages in the valuation of businesses and their securities. FBW is a Mid-Atlantic based investment bank whose corporate finance activities are focused on small to middle market companies. FBW provides a full range of investment banking services to its clients, ranging from merger and acquisition services, public offerings, private placements, and advisory services. The Board of Directors requested proposals from two other investment banking firms and decided to retain FBW based on the Board's evaluation of all the proposals.

     The following paragraphs summarize the financial and comparative analyses performed by FBW in connection with its opinion. The summary does not represent a complete description of the analyses performed by FBW.

     In arriving at the FBW Opinion, FBW: (a) reviewed certain publicly available historical financial and operating data concerning the Company including the Annual Reports to Stockholders and Annual Reports on Form 10-K for the previous five years ended March 29, 1998 and the Quarterly Reports on

Form 10-Q for each of the quarters during the previous five years ended December 27, 1998; (b) interviewed certain members of senior management of the Company to discuss the prospects for the Company's business; (c) reviewed certain information of the Company, including financial projections relating to the business, earnings, cash flow, assets and prospects of the Company prepared by the management of the Company; (d) reviewed publicly available financial operating and stock market data concerning certain companies engaged in businesses which the Company's management deemed relatively comparable to the Company; (e) reviewed the historical market prices and trading volumes of the Shares; (f) reviewed the relationship between the Shares' historical market prices and its reported earnings per share data; and (g) reviewed and conducted such other financial studies, analyses and investigations as FBW deemed appropriate.

     In arriving at the FBW Opinion, FBW assumed and relied upon the accuracy and completeness of the financial information provided by the Company and other information used by FBW without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts that would make the information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company, FBW assumed that such projections were prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at the FBW Opinion, FBW conducted a limited physical inspection of the properties and facilities of the Company and did not make any evaluations or appraisals of the assets or liabilities of the Company and was not presented with any such appraisal. The FBW Opinion was necessarily based upon economic, financial, market and other conditions as they existed on, and could be evaluated as of, the date of the FBW Opinion.

     The preparation of an opinion as to the fairness of the consideration, from a financial point of view, involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the FBW Opinion, FBW did not attribute any particular weight to the analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, FBW believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the FBW Opinion. In its analyses, FBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by FBW to the Company's Board of Directors on March 24, 1999.

     FBW considered several methods to evaluate the fair market value of the Shares. These methods included (i) the discounted future free cash flow of the Company, and (ii) the earnings and multiple comparisons to publicly traded comparable companies.

     DISCOUNTED FREE CASH FLOW ANALYSIS. A discounted cash flow analysis was employed by FBW to establish an implied per share valuation for the Shares. This methodology is premised on the assumption that a buyer purchases a time series of free cash flows that are generated by the assets of a business. This analysis separates and ascribes value only to the cash flows that can ultimately be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) creates no incremental value to the buyer. These free cash flows are then discounted to the present at the firm's weighted average cost of capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize the firm's growth. It is this series of free cash flows that, when discounted to the present, and after subtracting claims by debt holders and others, represents the economic value of a firm to its stockholders. The Offer value per Share represents a 10.5% premium to the intrinsic value of Shares as determined by FBW's discounted free cash flow analysis.

     Projected financial and other information concerning the Company are not necessarily indicative of future results. The Company provided the financial projections that FBW utilized in this analysis. All projected financial information is subject to numerous contingencies, many of which are beyond the control of management of the Company.

     PUBLICLY TRADED COMPARABLE COMPANIES ANALYSIS. A comparable company analysis was employed by FBW to establish implied ranges for the per share valuation for the Shares. FBW analyzed publicly-available historical and projected financial results, including multiples of net market capital to earnings before interest and taxes ("EBIT"), price to earnings, price to forward projected earnings, price to revenues and price to book ratios. FBW examined the financial results and market multiplies of publicly traded comparable companies, which consisted of selected manufacturers of audio components with market capitalizations below $50 million and average daily trading volumes below 6,000. All of the trading multiples of the comparable companies were based on closing stock prices on March 19, 1999. The comparable companies were found to have average multiples of 4.7x net market capital to EBIT, 6.9x price to earnings, 8.5x price to fiscal 1999 projected earnings, 5.6x price to fiscal 2000 projected earnings, 0.7x enterprise value to revenues and 1.1x price to book ratios. Applying such multiples to the Company's historical and projected operating results resulted in an implied valuation range for the Shares of $8.16 to $27.87 per Share. The values derived from the application of net earnings multiples ranged from $8.16 to $12.61. The Offer value per Share to the Company's stockholders is within the range for the Offer value per Share implied by FBW's publicly traded comparable companies analysis.

     None of the companies utilized in the above analysis for comparative purposes is, of course, identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies as well as that of the Company.

     The engagement letter between the Company and FBW provides that the Company will pay FBW an advisory fee of $65,000 upon the closing of the going-private transaction and a fee of $75,000 due upon the delivery by FBW to the Board of Directors of the FBW Opinion. In the event that the going-private transaction is not consummated, the Company shall pay to FBW a fee of $25,000. In addition, the engagement letter between the Company and FBW provides that the Company will reimburse FBW for certain of its out-of-pocket expenses and will indemnify FBW and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement.

5. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE SECOND-STEP TRANSACTION

     In considering the Offer and the fairness of the consideration to be received in the Offer and, if deemed desirable by the Company, the Second-Step Transaction, stockholders should be aware that certain officers and directors of the Company have interests in the Offer that are described below and which may present them with certain actual or potential conflicts of interest.

     As of March 22, 1999, the directors and executive officers as a group beneficially owned 1,033,209 Shares, or 54.2% of the Shares, which includes 57,360 shares issuable upon exercise of outstanding stock options that are currently exercisable. Even if no Shares are tendered in the Offer, the Remaining Stockholders together own more than a majority of the outstanding Shares and, if acting together, will be able to control all matters requiring approval of the Company's stockholders, including the election of directors. Matthew S. Polk, Jr. (Chairman of the Board, Director and Secretary of the Company) and George M. Klopfer (Chief Executive Officer and Director of the Company) together currently own 36.8% of the outstanding Shares. If more than 464,000 shares are purchased pursuant to the Offer, then Messrs. Klopfer and Polk together will own in the aggregate a majority of the outstanding Shares and will be able to control all matters requiring approval of the Company's stockholders, including the election of directors. The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors -- Position of the Company's Board; Fairness of the Offer" and "Special Factors -- Beneficial Ownership of Shares."

     Each of the Remaining Stockholders has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer. If the Company purchases 860,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Remaining Stockholders would beneficially own approximately 99% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their currently exercisable options. In addition, certain other employees of the Company who are not affiliated with the Remaining Stockholders may not tender their Shares pursuant to the Offer.

     Except as described herein, based on the Company's records and on information provided to the Company by its directors, executive officers and subsidiaries, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or affiliates of any of the foregoing, has effected any transactions involving the Shares during the 40 business days prior to the date hereof. Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

     Under the MGCL, corporations organized under the laws of Maryland are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. The Company's Charter provides that each director and officer will be indemnified by the Company against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. The Company's Charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the MGCL, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The MGCL provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company has also purchased directors' and officers' liability insurance for the benefit of these persons.

6. BENEFICIAL OWNERSHIP OF SHARES

     The following table sets forth certain information, as of March 22, 1999, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, each director of the Company, each executive officer of the Company, and all executive officers and directors of the Company as a group:

                  NAME AND ADDRESS(1)                     AMOUNT AND NATURE OF
                    OF STOCKHOLDERS                      BENEFICIAL OWNERSHIP(2)   PERCENT OF CLASS
                  -------------------                    -----------------------   ----------------
DIRECTOR AND EXECUTIVE OFFICERS:
George M. Klopfer......................................           346,458               18.7%
Matthew S. Polk, Jr....................................           346,458               18.7%
Craig C. Georgi........................................           120,800                6.5%
Wilbert H. Sirota......................................            11,000                   *
Robert B. Barnhill, Jr.................................            10,000                   *
Dennis J. Shaughnessy..................................            11,110                   *
James M. Herd..........................................           106,250                5.7%
Peter D. Gaskarth......................................            55,000                3.0%
Gary B. Davis..........................................            17,633                   *
Thomas C. Roddam.......................................             2,500                   *
Robert E. Limbaugh.....................................             2,500                   *
Keith A. Ballard.......................................             3,500                   *
All directors and executive officers as a group (12
  persons).............................................         1,033,209               54.2%
5% STOCKHOLDERS:
Lighthouse Capital Management, Inc.(3).................           115,900                6.3%
  1000 Memorial Drive, #660
  Houston, TX 77024
Athena Capital Management, Inc. (4)....................           119,690                6.5%
  621 E. Germantown Pike, Suite 105
  Plymouth Valley, PA 19401

---------------
 *  Represents less than 1% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each of the stockholders is the address of the Company.

(2) The number of shares stated as "beneficially owned" includes shares that such persons have the right to acquire beneficial ownership within 60 days upon the exercise of outstanding stock options. If such options are exercised Mr. Klopfer would acquire 6,250 shares; Mr. Polk, 6,250 shares; Mr. Georgi, 2,500 shares; Mr. Sirota, 10,000 shares; Mr. Shaughnessy, 11,110 shares; Mr. Herd, 6,250 shares; Mr. Gaskarth, 5,000 shares; Mr. Davis, 2,500 shares; Mr. Roddam, 2,500 shares; Mr. Limbaugh, 2,500 shares; Mr. Ballard, 2,500 shares; and all directors and executive officers as a group, 57,360 shares.

(3) Based on information provided to the Company on Form 13G dated February 12, 1999. Lighthouse Capital Management, Inc. has sole voting and disposition power with respect to such shares.

(4) Based on information provided to the Company on Form 13G dated January 27, 1999. Athena Capital Management, Inc. has shared voting and disposition power with respect to 117,690 of such shares and sole voting and disposition power with respect to 2,000 of such shares.

7. FEES AND EXPENSES

     The following is an estimate of expenses incurred or to be incurred in connection with the Offer. Also see "The Tender Offer -- Fees and Expenses."

Legal Fees..................................................  $ 60,000
Printing and Mailing........................................    25,000
Filing Fees.................................................     2,064
Depositary Fees.............................................     3,500
Information Agent Fees......................................    20,000
Investment Banker's Fees....................................   140,000
Accountant's Fees...........................................    25,000
Financing Fees..............................................    50,000
Miscellaneous...............................................    24,436
                                                              --------
     TOTAL..................................................  $350,000
                                                              ========

                                THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will purchase up to 860,000 Shares or such lesser number of Shares as are validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "The Tender Offer -- Withdrawal Rights" at a price of $12.00 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon. The term "Expiration Date" means 12:00 midnight, Eastern Daylight Time, on April 30, 1999, unless and until the Company, in its sole discretion shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire.

     The Company reserves the right, in its sole discretion, to purchase more than 860,000 Shares pursuant to the Offer, although it has no current intention to do so. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase, pursuant to the Offer, an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. In the event of an over-subscription of the Offer as described below, Shares tendered prior to the Expiration Date will be subject to proration, except for Odd Lots (as defined below). The proration period also expires on the Expiration Date. If (i)(a) the Company increases or decreases the Purchase Price to be paid for Shares, (b) the Company materially increases the Dealer Manager fee, (c) the Company increases the number of Shares being sought in the Offer and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or (d) the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of the period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten business days.

     Shares properly tendered pursuant to the Offer, and not properly withdrawn, will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares tendered and not purchased pursuant to the Offer, because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to 860,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered at the Purchase Price.

     PRIORITY OF PURCHASES. If the number of Shares validly tendered by the Expiration Date and not properly withdrawn is greater than the number of Shares the Company determines to purchase pursuant to the Offer, the Company will, upon the terms and subject to the conditions of the Offer, accept the number of Shares to be purchased on the basis set forth below:

          (a) first, all Shares properly tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

             (1) tenders all Shares owned beneficially or of record by such Odd Lot Holder (tenders of less than all the Shares owned by such Odd Lot Holder will not qualify for this preference); and

             (2) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

          (b) second, after the purchase of all of the foregoing Shares, all other Shares properly tendered and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares), as described below.

     ODD LOTS. For purposes of the Offer, the term "Odd Lots" means all Shares properly tendered prior to the Expiration Date and not properly withdrawn by any person (an "Odd Lot Holder") who owned beneficially or of record as of the close of business on March 24, 1999 and who continues to own beneficially or of record as of the Expiration Date, an aggregate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. In order to qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Instruction 7 of the Letter of Transmittal. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder who holds Shares in its name and tenders its Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discount in a sale of the holder's Shares. Any stockholder wishing to tender all of such stockholder's Shares pursuant to the Offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tenders any Shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

     PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in "The Tender Offer -- Procedures For Accepting the Offer and Tendering Shares") and not properly withdrawn, and because of the Odd Lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "The Tender Offer -- Withdrawal Rights."

     Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "The Tender
Offer -- Certain Legal Matters and Regulatory Approvals," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Company acknowledges that (i) Rule 13e-4(f) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Company may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(f) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or other information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(f) under the Exchange Act.

     If, prior to the Expiration Date, the Company should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten (10) business day period. For purposes of this Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment and pay for (and thereby purchase) Shares properly tendered not properly withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered and not properly withdrawn (subject to the proration provisions of the Offer) only when and if it gives written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in "The Tender Offer -- Certain Conditions of the Offer" the Company will accept for payment and pay a Purchase Price of $12.00 per Share for up to 860,000 Shares (subject to increase or decrease as provided in "The Tender Offer -- Terms of the Offer; Expiration Date") properly tendered, and not properly withdrawn. Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "The Tender Offer -- Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required under the Letter of Transmittal.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the Shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE BE PAID BY THE COMPANY BY REASON OF ANY DELAY IN MAKING PAYMENT. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares" and "The Tender Offer -- Certain Conditions of the Offer."

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

     The Company reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transferor assignment will not relieve the Company of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     ODD LOT HOLDERS WHO TENDER ALL SHARES MUST COMPLETE THE SECTION CAPTIONED "ODD LOTS" IN THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, IN THE NOTICE OF GUARANTEED DELIVERY, TO QUALIFY FOR THE PREFERENTIAL TREATMENT AVAILABLE TO ODD LOT HOLDERS AS SET FORTH IN "TERMS OF THE OFFER; EXPIRATION DATE -- ODD LOTS."

     STOCKHOLDERS WHO HOLD SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT THE BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF STOCKHOLDERS TENDER SHARES THROUGH THE BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

     GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

             i. such tender is made by or through an Eligible Institution;

             ii. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company is received prior to the Expiration Date by the Depositary as provided below; and

             iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three AMEX trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     DETERMINATION OF VALIDITY. All questions as to the number of Shares to be accepted, the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificates for the Shares have been lost, destroyed or stolen, stockholders should contact the Depositary immediately at the address and telephone number set forth on the back cover of this Offer to Purchase. In such event, the Depositary will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed or stolen certificates. The Purchase Price with respect to the relevant Shares will not be paid until the procedures for replacing lost, destroyed or stolen certificates have been followed.

     OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Company as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Company (and with respect to any and all Shares or other securities issued or issuable in respect of such Shares on or after March 24,
1999). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 11 OF THE LETTER OF TRANSMITTAL.

     TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) the stockholder has a "net long position" (as defined in Rule 14e-4 promulgated by the Commission under the Exchange Act) in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 and (b) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

     4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after May 26, 1999. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including the time of receipt) or any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares."

     5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. Sales of Shares by stockholders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. The federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances.

     Under section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. If any of those three tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year.

     Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for one year or less will be subject to tax at the ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses is subject to certain limitations.

     In determining whether any of the tests under section 302 of the Code is satisfied, stockholders must take into account not only the shares of Common Stock they actually own, but also any shares of Common Stock they are deemed to own pursuant to the constructive ownership rules of section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own Common Stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and any Common Stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. The receipt of cash will be "substantially disproportionate" with respect to a stockholder if, among other things, the percentage of the outstanding Common Stock actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Common Stock actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

     The receipt of cash by a stockholder will result in a "complete redemption" of the stockholder's interest in the Company if either (a) all the Common Stock actually and constructively owned by the stockholder is sold pursuant to the Offer or otherwise or (b) all the Common Stock actually owned by the stockholder is sold pursuant to the Offer or otherwise and the stockholder is eligible to waive and does effectively waive attribution of all Common Stock constructively owned by the stockholder in accordance with section 302(c) of the Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate interest may satisfy this test. For example, the Internal Revenue Service ("IRS") has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority

(substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult their tax advisors as to its application in their particular situations. If none of the three tests under section 302 is satisfied then, to the extent the Company has sufficient earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income (and treated as ordinary income) in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without regard to gain or loss, if any).

     In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of section 246A(c) of the Code. Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under section 1059(a) of the Code, in which case such corporate stockholder's tax basis in Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the stockholder's basis will generally be treated as capital gain and will be recognized in the taxable year in which the extraordinary dividend is received. If a redemption of Shares from a corporate stockholder pursuant to the Offer is treated as a dividend as a result of the stockholder's constructive ownership of other Common Stock that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the stockholder's adjusted tax basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares. Corporate stockholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of section 1059 of the Code.

     "Backup withholding" at a rate of 31% will apply to payments made to stockholders pursuant to the Offer unless the stockholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified that such number is correct, has certified as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from a stockholder of Shares under the backup withholding rules generally will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished to the IRS. The foregoing discussion may not apply to Shares acquired pursuant to certain compensation arrangements with the Company.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE FEDERAL INCOME TAX LAW NOW IN EFFECT, WHICH IS SUBJECT TO CHANGE, POSSIBLY RETROACTIVELY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE CONSTRUCTIVE STOCK OWNERSHIP RULES MENTIONED ABOVE.

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and principally traded on the AMEX market under the ticker symbol "PKA." The following table sets forth, for the periods indicated, the high and low sales prices per Share reported on the AMEX:

                                                               HIGH       LOW
                                                               ----       ---
Year ended March 30, 1997:
  First Quarter.............................................  $16.00    $ 8.25
  Second Quarter............................................   14.50     10.88
  Third Quarter.............................................   13.25      9.88
  Fourth Quarter............................................   12.38      9.13
Year ended March 29, 1998:
  First Quarter.............................................  $ 9.88    $ 8.00
  Second Quarter............................................   10.00      8.13
  Third Quarter.............................................   11.50      8.00
  Fourth Quarter............................................   11.88      8.75
Year ended March 28, 1999:
  First Quarter.............................................  $18.50    $11.00
  Second Quarter............................................   20.50     10.50
  Third Quarter.............................................   17.00      9.75
  Fourth Quarter (through March 22, 1999)...................   17.94      9.50

     On March 22, 1999, the last day the shares were traded prior to the announcement of the Offer, the last reported sales price per Share as reported on the AMEX was $11.25 per share. On March 22, 1999, the closing price per share increased by $1.125 to $11.25 on trading volume of 10,100 shares. During the twenty trading days prior to March 22, 1999, the average closing price of the Shares was $10.28 and the average daily volume was 1,865. The Company brought this unusual trading activity and the possibility of a material public announcement to the attention of AMEX, which determined not to open the Shares for trading on March 23, 1999. As of March 22, 1999, the Shares were held by approximately 112 stockholders of record.

     The Company has not declared or paid any dividends on the Shares since the Company's inception. The Company does not anticipate paying cash dividends on the Shares in the foreseeable future. In addition, the Company's Revolving Credit Facility prohibits the Company from paying cash dividends without the lender's prior consent. The Company intends to retain future earnings to finance its operations and to fund the growth of the business. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors deems relevant.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company.

     GENERAL. The Company is a Maryland corporation with its principal executive offices located at 5601 Metro Drive, Baltimore, Maryland 21215. The Company engineers, manufactures and markets high quality loudspeaker systems for use in home audio and video entertainment systems and in after-market automotive audio systems. The Company's loudspeaker systems are marketed under the Polk Audio(R) brand name.

     RECENT DEVELOPMENTS. On March 5, 1999, the Company executed a nonbinding letter of intent with Hewlett Packard Company ("HP") providing that HP will assist the Company with certain marketing support activities and programs intended to supplement the Company's efforts in the marketing and sale of certain aftermarket models of accessory computer loudspeakers developed by the Company. In exchange for such marketing assistance, the letter of intent contemplates that HP would be paid a royalty on sales of such computer loudspeaker models by the Company, based upon the actual gross sales of such products by the Company to certain retailers of home computers and accessories. No assurance can be given at the present time that a definitive agreement will result from the nonbinding letter of intent executed by the Company and by HP. If a definitive agreement is eventually reached, it is not possible at the present time to estimate what economic and other benefits, if any, the Company would realize as a result thereof.

     On January 20, 1999, the Company issued a press release containing its results for the third quarter and nine month period ended December 27, 1998. In commenting on those results, Mr. Klopfer, indicated that the near-term operating outlook for the next two quarters was problematic because (i) the first six months of calendar 1998 reflected substantial deliveries to stock-up Circuit City outlets, a new dealer, which would not be repeated in the first six months of calendar 1999 and (ii) the previously-announced termination of the Eosone business with Best Buy Company would adversely affect the Company's results going forward. Mr. Klopfer stated that as a result of these factors, the Company expected that both sales and net income for the first half of calendar 1999 would be down, perhaps significantly, from their levels during the same period in 1998. On March 29, 1999, the Company announced that its net sales for the fiscal quarter ending March 28, 1999 were approximately $17.1 million, subject to minor adjustments for credits and returns, which represents a decline of approximately 20% from the same period during the prior fiscal year. The Company also announced that, based upon the foregoing net sales for the quarter, it expected that its net earnings for that quarter to be at least 40% below the net earnings for the same period in the prior fiscal year.

     FINANCIAL INFORMATION. Set forth below is certain summary financial information relating to the Company for the periods indicated. The summary financial information (other than the ratio of earnings to fixed charges and book value per share) set forth for the years ended March 30, 1997 and March 29, 1998 have been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended March 29, 1998 (the "Form 10-K"). The summary financial information (other than the ratio of earnings to fixed charges and book value per share) set forth below for the nine months ended December 28, 1997 and December 27, 1998 have been excerpted or derived from the unaudited financial statements set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1998 (the "Form 10-Q"). The financial information for the nine month periods ended December 27, 1997 and December 27, 1998, has not been audited and, in the opinion of management, reflects all adjustments (consisting of normal recurring adjustments) which are necessary for a fair presentation of such information. Results for the nine month periods are not necessarily indicative of results for the full year. More comprehensive financial information is included in the Form 10-K, the Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. The Company's Form 10-K and Form 10-Q are being provided to the Company's stockholders simultaneously with the delivery of this Offer to Purchase. In addition, such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below under "Available Information."

                         SUMMARY FINANCIAL INFORMATION

                                        AS OF AND FOR THE                     AS OF AND FOR THE
                                       FISCAL YEARS ENDED                     NINE MONTHS ENDED
                                 -------------------------------      ----------------------------------
                                 MARCH 30, 1997   MARCH 29, 1998
                                   (52 WEEKS)       (52 WEEKS)        DEC. 28, 1997        DEC. 27, 1998
                                 --------------   --------------      -------------        -------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings Statement Data:
  Net sales.....................    $54,416          $54,153             $32,980              $54,675
  Gross profit..................     23,067           21,133              12,713               21,427
  Selling, research, general and
     administrative expenses....     21,455           19,351              13,219               17,410
  Operating income (loss).......      1,612            1,782                (506)               4,017
  Earnings (loss) before income
     taxes......................      1,284            1,948                (368)               3,783
  Net earnings (loss)...........        752            1,106                (215)               2,068
  Earnings (loss) per
     share -- basic.............    $  0.41          $  0.60             $ (0.12)             $  1.12
  Earnings (loss) per share --
     diluted....................    $  0.41          $  0.60             $ (0.12)             $  1.09
Balance Sheet Data:
  Working capital...............    $13,568          $14,532             $13,805              $14,068
  Total assets..................     24,997           31,775              27,845               26,344
  Long-term debt................      2,347            3,615               4,138                   --
  Stockholders' equity..........     16,544           17,727              16,422               19,783
Other Data:
  Book value per common share...    $  9.08          $  9.59             $  8.88              $ 10.70
  Ratio of earnings to fixed
     charges....................       2.4x             3.2x                0.4x                 8.2x

     SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION. The following unaudited pro forma condensed financial information and explanatory notes give effect to the Offer and are based on the estimates and assumptions set forth in the notes to such statements. This pro forma information has been prepared using the historical financial statements of the Company and should be read in conjunction with the historical financial statements and notes thereto included in the Form 10-K and the Form 10-Q.

     The pro forma condensed balance sheet information gives effect to the Offer as if it had occurred on December 27, 1998. The pro forma condensed statement of earnings for the year ended March 29, 1998, and for the nine months ended December 27, 1998, gives effect to the Offer as if it had occurred on March 31, 1997, and March 30, 1998, respectively. The pro forma condensed financial data may not be indicative of actual results that would have been achieved if the Offer had occurred on the dates indicated or the results that may be realized in the future.

          SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                                        YEAR ENDED MARCH 29, 1998                   NINE MONTHS ENDED DEC. 27, 1998
                               -------------------------------------------    -------------------------------------------
                                                 PRO FORMA                                      PRO FORMA
                               HISTORICAL      ADJUSTMENTS(1)    PRO FORMA    HISTORICAL      ADJUSTMENTS(1)    PRO FORMA
                               ----------      --------------    ---------    ----------      --------------    ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA CONDENSED
  STATEMENT OF EARNINGS
Net sales..................     $54,153                --         54,153        54,675               --          54,675
Cost of goods sold.........      33,020                --         33,020        33,248               --          33,248
                                -------            ------         ------        ------            -----          ------
Gross profit...............      21,133                --         21,133        21,427               --          21,427
Selling, research, general
  & administrative
  expenses.................      19,351                --         19,351        17,410               --          17,410
                                -------            ------         ------        ------            -----          ------
Operating income...........       1,782                --          1,782         4,017               --           4,017
Other income (expense),
  net......................         166              (662)(2)(5)    (496)         (234)            (496)(2)(5)     (730)
                                -------            ------         ------        ------            -----          ------
Earnings before income
  taxes....................       1,948              (662)         1,286         3,783             (496)          3,287
Income taxes...............         842              (286)(6)        556         1,715             (206)(6)       1,509
                                -------            ------         ------        ------            -----          ------
Net earnings...............     $ 1,106              (376)           730         2,068             (290)          1,778
                                =======            ======         ======        ======            =====          ======
Weighted average shares
  outstanding:
  Basic....................       1,838              (860)           978         1,849             (860)            989
  Diluted..................       1,845              (860)           985         1,899             (860)          1,039
Earnings per share:
  Basic....................     $  0.60                           $ 0.75        $ 1.12                           $ 1.80
  Diluted..................     $  0.60                           $ 0.74        $ 1.09                           $ 1.71
Ratio of earnings to fixed
  charges(3)...............        3.2x                             1.9x          8.2x                             4.4x

                                                                                    PRO FORMA            PRO
                                                                  HISTORICAL      ADJUSTMENTS(1)        FORMA
                                                                  ----------      --------------        -----
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA CONDENSED BALANCE SHEET AT DECEMBER 27, 1998
ASSETS
CURRENT ASSETS:
  Cash and short-term investments...........................       $ 3,196            (1,670)            1,526
  Trade accounts receivable, less allowance.................         6,150                --             6,150
  Total inventories.........................................         9,064                --             9,064
  Other current assets......................................         1,759                --             1,759
                                                                   -------           -------           -------
         Total current assets...............................        20,169            (1,670)           18,499
  Property and equipment, net...............................         4,714                --             4,714
  Other assets, net.........................................         1,461                50(2)          1,511
                                                                   -------           -------           -------
         Total assets.......................................       $26,344            (1,620)           24,724
                                                                   =======           =======           =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable and accrued expenses...............       $ 5,553                --             5,553
  Current portion of long-term debt.........................            --                --                --
  Accrued product warranty, current portion.................           548                --               548
                                                                   -------           -------           -------
         Total current liabilities..........................         6,101                --             6,101
  Long-term debt, less current portion......................            --             9,000             9,000
  Other long-term liabilities...............................           460                --               460
                                                                   -------           -------           -------
         Total liabilities..................................         6,561             9,000            15,561
Total stockholders' equity..................................        19,783           (10,620)            9,163
                                                                   -------           -------           -------
                                                                   $26,344            (1,620)           24,724
                                                                   =======           =======           =======
Working capital.............................................       $14,068                             $12,398
Total bank debt.............................................            --                               9,000
Book value per common share(4)..............................       $ 10.70                             $  9.27

---------------
(1) Pro forma adjustments reflect the effect of purchasing 860,000 Shares at $12.00 per Share. Expenses directly related to the Offer are assumed to be $350,000, with $300,000 relating to the cost of Shares Purchased and $50,000 relating to deferred financing costs classified under "Other Assets" on the Company's balance sheet. The purchase price for the Shares, including the estimated transaction costs, are assumed to be financed using available cash of $1,670,000 and through borrowings under the Company's Credit Facility. An interest rate of 6.5% was assumed for borrowings under the Company's Credit Facility. See "Financing of the Offer and the Second-Step Transaction."

(2) Financing fees associated with the borrowing transaction are estimated to be approximately $50,000 and are recorded as deferred financing costs classified under "Other Assets" on the Company's balance sheet. Such costs are being amortized over a 60-month period and are included with interest expense, classified in Other Income (Expense).

(3) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings before income taxes, net financing expenses and "fixed charges." "Fixed charges" consist of net financing expenses and the estimated interest components of rental expenses.

(4) Book value per share is calculated as total stockholders' equity divided by the number of shares outstanding at the end of the period, giving effect in the case of the pro forma amounts to the Shares repurchased as contemplated herein.

(5) The pro forma adjustment for other income (expense) is as follows:

                                                    FISCAL YEAR ENDED   NINE MONTHS ENDED
                                                     MARCH 29, 1998     DECEMBER 27, 1998
                                                    -----------------   -----------------
                                                           (DOLLARS IN THOUSANDS)
    Reduction in cash equivalents of $1,670 at
      4%..........................................          67                  50
    Borrowing of $9,000 at 6.5% rate..............         585                 439
    Amortization of deferred financing costs of
      $50.........................................          10                   7
                                                           ---                 ---
                                                           662                 496
                                                           ===                 ===

(6) The pro forma adjustment to income taxes represents Federal and state income taxes at a combined effective tax rate of 43.2% for the fiscal year ended March 29, 1998 and 41.5% for the nine months ended December 27, 1998.

     AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. These materials filed by the Company with the Commission are also available at the website of the Commission at http://www.sec.gov. The information should also be available for inspection at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     CERTAIN ESTIMATES PREPARED BY THE COMPANY. In December 1998, the Company's management provided the Remaining Stockholders and FBW with certain information about the Company which is not publicly available, which information was subsequently updated in February 1999. The information provided included financial projections which contain, among other things, the summary financial information set forth below. The Company does not, as a matter of course, publicly disclose forward-looking information (such as the financial projections referred to above) as to future revenues, earnings or other financial information. Projections of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those projected. In addition, these projections were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with guidelines established by the American Institute of Certified Public Accountants for prospective financial statements and are included in this Offer to Purchase only because they were furnished to the Remaining Stockholders and FBW. The financial projections necessarily make numerous assumptions with respect to industry performance, general business and economic conditions, access to markets and distribution channels, availability and pricing of raw materials and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company's control. One cannot predict whether the assumptions made in preparing the financial projections will be accurate, and actual results may be materially higher or lower than those contained in the projections. The inclusion of this forward-looking information should not be regarded as fact or an indication that the Company, the Remaining Stockholders or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

     The projections assume that 860,000 Shares are purchased by the Company pursuant to the Offer at the beginning of the second fiscal quarter of the fiscal year ending March 2000 for total consideration of $10.7 million, including, $350,000 for expenses estimated to be incurred in connection with the Offer.

            POLK AUDIO, INC. SUMMARY PROJECTED FINANCIAL INFORMATION
                                 (in millions)

                FISCAL YEAR ENDING MARCH                  1999E   2000E   2001E   2002E   2003E
                ------------------------                  -----   -----   -----   -----   -----
Net Sales...............................................  $71.8   $80.4   $83.4   $88.0   $91.2
Earnings Before Income Taxes............................    4.9     4.6     4.9     5.4     5.3
Net Earnings............................................    2.7     2.7     2.9     3.2     3.1

     SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS. This Offer to Purchase contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. Such forward-looking statements are principally contained in this section and include, without limitation, the Company's expectation and estimates as to the operating results for the fiscal quarter ended March 28, 1999 and the Company's business operations, including the introduction of new products, future financial performance, including net sales and earnings, cash flows from operations and capital expenditures. In addition, in this and other portions of this Offer to Purchase, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In addition to factors that may be described in this Offer to Purchase, the following factors, among others, could cause the actual results to differ materially from those expressed in any forward-looking statements made by the Company: (i) pricing and merchandising policies from the major electronics manufacturers and distributors; (ii) difficulties or delays in developing and introducing new products or failure of customers to accept new product offerings; (iii) changes in consumer preferences and the ability of the Company to adequately anticipate such changes; (iv) the ability of the Company to develop relationships with new electronics distributors; (v) effects of and changes in general economic and business conditions; (vi) actions by competitors, including new product offerings and marketing and promotional successes; (vii) the Company's ability to execute its business plan; and (viii) changes in business strategy or new product lines. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

     8. FINANCING OF THE OFFER AND THE SECOND-STEP TRANSACTION. The total amount of funds required by the Company to consummate the Offer (and to pay related fees and expenses estimated to be approximately $350,000) assuming that 860,000 Shares are validly tendered and not withdrawn, is $10.7 million. The Company plans to finance the Offer using available cash of $1.7 million and through borrowings from NationsBank, N.A. ("NationsBank") under a $7.0 million term loan (the "Term Loan") and a $4.0 million revolving line of credit facility (the "Revolving Credit Loan") (the Term Loan and the Revolving Credit Loan are referred to collectively as the "NationsBank Loans").

     The borrowers under the NationsBank Loans are to be the Company, Britannia Investment Corporation ("Britannia"), Polk Audio Europe, Inc. ("Polk Europe"), and Eosone International, Inc. ("Eosone") (the Company, Britannia, Polk Europe and Eosone, collectively, the "Borrowers").

     The Borrowers plan to repay the NationsBank Loans when due through internally generated funds.

     The Term Loan is an unsecured term loan in the initial amount of $7.0 million. The committed principal amount of the Revolving Credit Loan is $4.0 million; provided, however, the maximum principal amount advanced is not to exceed $2.0 million until the Borrowers grant to NationsBank a first priority security interest in all of the Borrowers' accounts receivable, and thereafter advances under the Revolving Credit Loan are not to exceed the lesser of $4.0 million or 80% of Borrowers' accounts receivable.

     The Revolving Credit Loan matures on September 30, 2000. Interest on the Revolving Credit Loan is due and payable monthly.

     The Term Loan matures sixty (60) months after closing (the "Fifth Anniversary"). Interest on the Term Loan is due and payable monthly for the initial 12-month period after closing (the "Interest-Only Period"). After the Interest-Only Period, the Term Loan shall be repaid in monthly installments of principal based on a 10-year amortization plus interest. Unless sooner paid in full, the unpaid principal balance of the Term Loan, and all accrued and unpaid interest thereon, shall be due and payable in full on the Fifth Anniversary.

     Interest on the NationsBank Loans shall accrue at a daily adjusted interest rate equal to the one-month London Interbank Offered Rate (LIBOR) as quoted by NationsBank (and as adjusted for Federal Reserve Board reserve requirements) plus the Applicable Margin. The Applicable Margin shall be 0.9% per annum, 1.0% per annum or 1.5% per annum, depending upon the Borrowers' Pricing Ratio (ratio of (x) funded debt to (y) EBBITDA) (as defined in the NationsBank loan documents) tested not more frequently than quarterly. The initial Applicable Margin shall be 1.0% per annum. The Borrowers will also pay an annual fee of 0.20% on the unused portion of the Revolving Credit Loan. The Borrowers will pay a commitment fee of $35,000 for the Term Loan.

     The NationsBank Loans contain restrictive covenants which impose on the Borrowers limitations on, among other things: (i) indebtedness for borrowed money; (ii) the creation of mortgages and security interests and other liens;
(iii) the making of loans, guaranties and investments; (iv) transactions with affiliates; (v) acquisitions of all or substantially all of the assets of any person; (vi) mergers; (vii) dispositions of material assets; (viii) changes in capital structure; (ix) creation or acquisition of subsidiaries; and (x) certain significant changes of control of the Borrowers. Under the NationsBank Loans, the Borrowers are required to maintain certain specified minimum ratios of current assets to current liabilities, cash flow to fixed charges and to total borrowings and certain minimum levels of net worth. The NationsBank Loans also contain various event of default provisions, including default in payment of principal or interest of the NationsBank Loans, material misrepresentations, default in compliance with other terms of the NationsBank Loans, bankruptcy, default in other indebtedness, failure to satisfy or stay certain judgments or orders entered against the Borrowers, failure to pay when due certain amounts with respect to certain employee benefit plans and other events with respect to such plans, significant change in ownership, and change in senior management.

     9. DIVIDENDS AND DISTRIBUTIONS. If, on or after March 24, 1999, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Company on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Company's rights under "The Tender Offer -- Certain Conditions of the Offer," (i) the purchase price per Share payable by the Company pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash; and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of the Company and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Company, accompanied by appropriate documentation of transfer.

     10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; AMEX LISTING AND EXCHANGE ACT REGISTRATION. The purchase of Shares by the Company pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Whether or not the Offer is consummated, the Company intends to cause the Shares not to be listed for trading on the AMEX and to terminate the registration of the Shares under the Exchange Act. If consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, would also result in a change in the composition of the present board of directors of the Company and a change in the capitalization of the Company.

     The Shares are currently listed for trading on the AMEX. Regardless of whether the Offer is consummated, the Shares will be delisted from the AMEX and deregistered under the Exchange Act. As of March 22, 1999, there were 1,849,035 Shares issued and outstanding and 112 holders of record of the outstanding Shares. Pursuant to the AMEX's published guidelines, shares of common stock are not eligible to be included for listing if, among other things, the number of shares publicly held falls below 250,000, the number of record and beneficial holders of shares falls below 300 or the aggregate market value of such publicly held shares is less than $1,000,000. In addition, under Section 12(g) of the Exchange Act, registration under the Exchange Act may be terminated by the issuer if there are fewer than 300 holders of record of a class of security. Accordingly, even before commencing the Offer, the Company could delist the Shares from AMEX because of the failure to meet the listing requirement and could cause the termination of registration of the Shares under the Exchange Act. Shares held directly or indirectly by an officer or director of the issuer or by any beneficial owner of more than 5% of the shares of the issuer will ordinarily not be considered as being publicly held for this purpose. In the event the Shares were no longer listed on the AMEX, price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the termination of registration under the Exchange Act as described below and other factors.

     The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the tender and purchase of the Shares pursuant to the Offer, the Shares will no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. In such event, Shares could no longer be used as collateral for margin loans made by brokers.

     The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act will be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares.

     The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's officers, directors and ten-percent stockholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and stockholders realized through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the AMEX, Nasdaq National Market or other similar exchanges. Except as disclosed in this section and elsewhere in this Offer to Purchase, the Company has no other present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any material change in the present dividend policy or indebtedness or capitalization of the Company, (iv) any other material change in the Company's corporate structure or business, or (v) any change in the Company's Charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person.

     The Company anticipates that following the Offer and, if deemed desirable by the Company, the Second-Step Transaction, the Remaining Stockholders will cause the Company to change the composition of the Board of Directors to include only certain of the Remaining Stockholders who are also officers of the Company. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and, if necessary, the Second-Step Transaction. If more than 464,000 Shares are purchased pursuant to the Offer, then Messrs. George M. Klopfer and Matthew S. Polk, Jr. together will own in the aggregate a majority of the outstanding Shares and will be able to control all matters requiring approval of the Company's stockholders, including the election of directors.

     11. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if prior to the acceptance for payment of Shares, any of the following conditions exist:

          a. there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

          b. there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable to accept for payment or pay for some or all of the Shares,
     (iii) materially impair the contemplated benefits of the Offer to the Company, or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          c. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on March 24, 1999;

          d. a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person;

          e. (i) any entity, person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before March 24, 1999), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares, or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

          f. any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's reasonable judgment, is or may have a material adverse significance to the Company or its subsidiaries;

          g. the Company (with the approval of a majority of the Board of Directors) shall have agreed that the Company shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the reasonable judgment of the Company in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment; or

          h. if the Company shall not have obtained sufficient financing to enable it to consummate the Offer.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at anytime and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

     GENERAL. The Company is not aware of any license or other regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by the Company pursuant to the Offer or of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is the Company's present intention to seek such approval or action. The Company does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to the Company's right to decline to purchase Shares if any of the conditions in "The Tender Offer -- Certain Conditions of the Offer" shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, or that certain parts of the businesses of the Company, might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 12. See "The Tender Offer -- Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Company pursuant to the Offer, however, is not subject to such requirements.

     MARYLAND BUSINESS COMBINATION STATUTE. The Company is a Maryland corporation and is subject to Sections 3-601 through 3-604 of the MGCL (known as the "Maryland Business Combination Statute"), absent an exemption therefrom. In general, Section 3-602 of the MGCL prevents an "interested stockholder" (defined generally as a person owning 10% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 3-601) with the Company for five years following the date it becomes an interested stockholder. Section 3-603(d)(1) of the MGCL provides that, unless the charter or bylaws provide otherwise, Section 3-602 does not apply to any corporation that on July 1, 1983 had an existing interested stockholder. This exception applies even if the business combination is with an interested stockholder other than the stockholder that was an interested stockholder on July 1, 1983. However, the corporation may opt into the provisions of the Maryland Business Combination Statute by resolution of the Board of Directors at any time subsequent to July 1, 1983. The Company had an interested stockholder at July 1, 1983 and the Company has not opted into the provisions of the Maryland Business Combination Statute. Accordingly, the provisions of the Maryland Business Combination Statute do not apply to the Company.

     MARYLAND CONTROL SHARE STATUTE. The Company is a Maryland corporation and is subject to Sections 3-701 through 3-709 of the MGCL (known as the "Maryland Control Share Statute"), absent an exemption therefrom. In general, the Maryland Control Share Statute provides that any "control shares" (as defined in Section 3-701(d)) have no voting rights except to the extent approved by the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding all interested shares. Section 3-702(b) of the MGCL permits the adoption of a provision in either the charter or bylaws, prior to the acquisition of the shares, approving or exempting the acquisition. The Board of Directors of the Company has amended the bylaws to exempt the Offer and the Second-Step Transaction from the provisions of the Maryland Control Share Statute.

     LITIGATION. To the best knowledge of the Company, no lawsuits have been filed relating to the Offer or the Second-Step Transaction.

     13. FEES AND EXPENSES. Except as set forth below, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Company has retained FBW to act as its financial advisor, as well as the Dealer Manager, in connection with the Offer. The engagement letter between the Company and FBW provides that the Company will pay FBW an advisory fee of $65,000 upon the closing of the going-private transaction and a fee of $75,000 due upon the delivery by FBW to the Board of Directors of the FBW Opinion. In the event that the going-private transaction is not consummated, the Company shall pay to FBW a fee of $25,000. In addition, the engagement letter between the Company and FBW provides that the Company will reimburse FBW for certain of its out-of-pocket expenses and will indemnify FBW and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement. FBW has not rendered investment banking or other advisory services to the Company in the past, but it may render such services to the Company in the future.

     The Company has retained Georgeson & Company Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable by the Company to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

     14. MISCELLANEOUS. The Company is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

     Pursuant to Rule 13e-3 and Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission the Schedule 13E-3 and the Schedule 13E-4 together with exhibits, furnishing additional information with respect to the Offer and may file amendments thereto. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "The Tender Offer -- Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                   SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth the names and ages of the members of the Board of Directors of the Company as of March 24, 1999 and the year in which they were first elected directors of the Company. All directors of the Company hold office until the next Annual Meeting of the Stockholders and until the election and qualification of their successors. Each officer was elected in 1998 at the annual meeting of the Board of Directors to serve for one year or, if earlier or later, until the next annual meeting of the Board of Directors. Each individual listed below is a citizen of the United States.

                                                                      SERVED AS
                      NAME AND ADDRESS                        AGE   DIRECTOR SINCE
                      ----------------                        ---   --------------
Matthew S. Polk, Jr.
5601 Metro Drive
Baltimore, Maryland 21215...................................  49         1972
George M. Klopfer
5601 Metro Drive
Baltimore, Maryland 21215...................................  48         1972
Craig C. Georgi
5601 Metro Drive
Baltimore, Maryland 21215...................................  50         1977
Wilbert H. Sirota
36 South Charles Street
Baltimore, Maryland 21201...................................  60         1986
Robert B. Barnhill, Jr.
11126 McCormick Road
Hunt Valley, Maryland 21031.................................  54         1992
Dennis J. Shaughnessy
9690 Deerco Road
Timonium, Maryland 21093....................................  51         1997

     MATTHEW S. POLK, JR., a founder of the Company, has served as Chairman of the Board of Directors of the Company since its founding in June 1972. In addition, he served as the Company's Treasurer from 1972 to 1983 and has been its Secretary from 1977 to the present. Mr. Polk also served as Vice
President -- Engineering from 1981 to 1995. Mr. Polk graduated from The Johns Hopkins University in 1971 with an undergraduate degree in physics and has spent his entire working career with the Company.

     GEORGE M. KLOPFER, a founder of the Company, has been a Director of the Company since its founding in June 1972. He has been the Company's Chief Executive Officer from 1984 to the present. In addition, he served as the Company's President from 1972 through 1995, the Company's Secretary from 1972 to 1977 and the Company's Treasurer from 1984 to 1995. Mr. Klopfer graduated from The Johns Hopkins University in 1971 and has spent his entire working career with the Company.

     CRAIG C. GEORGI joined the Company as its first assembly worker in 1974. He became a Director in 1977 and has been Vice President -- Manufacturing since 1981 . Mr. Georgi has a Masters in Business Administration from Loyola College and has spent his entire working career with the Company.

     WILBERT H. SIROTA joined the law firm of Piper & Marbury L.L.P., Baltimore, Maryland, as a partner in June 1992. Prior to that time, he had been a partner of the Baltimore law firm of Frank, Bernstein, Conaway & Goldman since 1966. Mr. Sirota holds an LLM in taxation from Georgetown University.

     ROBERT B. BARNHILL, JR. is Chairman and Chief Executive Officer of TESSCO Technologies, Incorporated (NASDAQ: TESS). TESSCO is a technology supplier to the wireless communications industry. Mr. Barnhill holds a Bachelor of Science degree in Electrical Engineering from Cornell

University and a Masters in Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. Barnhill is also a member of the Board of Directors of Provident Bankshares Corporation, a Maryland-based bank holding company (NASDAQ: PBKS).

     DENNIS J. SHAUGHNESSY is Managing Director at Grotech Capital Group, Inc., a Mid-Atlantic venture capital firm. Prior to joining Grotech, Mr. Shaughnessy was the President and CEO of CRI International, Inc. Mr. Shaughnessy is also a member of the Board of Directors of FTI Consulting Inc. (AMEX: FCN), Secured Computing, Inc. (NASDAQ: SCUR), TESSCO Technologies Incorporated (NASDAQ: TESS) and US Vision (NASDAQ: USVI). In addition to these public company boards, Mr. Shaughnessy also serves on the boards of several private companies and as a trustee of the Baltimore Museum of Art.

     EXECUTIVE OFFICERS.  The following information is provided regarding James
M. Herd, the President of the Company, Gary B. Davis, the Treasurer and Chief Financial Officer of the Company, Peter D. Gaskarth, Vice President of Polk Home Entertainment Products, Robert E. Limbaugh, Vice President of Polk Automotive Products, Thomas C. Roddam, Vice President of Eosone Home Products, and Keith A. Ballard, Vice President of Marketing. These are the only executive officers of the Company who are not also Directors.

     JAMES M. HERD, age 48, was elected President in March 1996, and has been with the Company since December 1991. He served as Vice President of Sales and Marketing from 1991 through 1995. Mr. Herd was employed at Bose Corporation, a manufacturer of stereo loudspeaker systems, as Director of North American Sales prior to his employment at the Company. Mr. Herd's career at Bose Corporations spanned 15 years where he held various sales and management positions.

     GARY B. DAVIS, age 39, Treasurer since July 1995 and Chief Financial Officer since July 1989, has been with the Company since October 1983. Mr. Davis was employed with Heine & Hermann, P.A., Certified Public Accountants, prior to his employment at the Company and attained his C.P.A. in 1982. Mr. Davis graduated from Westminster College in 1981 with an undergraduate degree in Business and Accounting.

     PETER D. GASKARTH, age 53, Vice President of Polk Home Entertainment Products since March 1996, has been with the Company since 1992. Mr. Gaskarth was previously employed at AGI (Electronics) Ltd. where he acted as Chief Executive Officer for ten years. Mr. Gaskarth graduated from Bradford University in the U.K. in 1968.

     ROBERT E. LIMBAUGH, age 44, Vice President of Polk Automotive Products since March 1996, has been with the Company since May 1993. Mr. Limbaugh has been involved in the consumer electronics industry since 1973, most recently employed as U.S. National Sales Manager for seven years at Linear Power, Inc., a manufacturer of automotive amplifiers.

     THOMAS C. RODDAM, age 45, Vice President of Eosone Home Products since March 1996, has been with the Company since September 1994. Prior to joining the Company, Mr. Roddam had been in the consumer electronics industry for seventeen years and most recently served as Western Regional Manager for the Bose Corporation. Mr. Roddam graduated with a Masters in Business Administration from the University of Denver in 1991.

     KEITH A. BALLARD, age 48, Vice President of Marketing since March 1996, has been with the Company since February 1985. Mr. Ballard has been involved in the advertising and design industry for the past twenty-four years. Mr. Ballard graduated from North Carolina State University in 1973 with a dual undergraduate degree in Industrial and Visual Design.

                                  SCHEDULE II

                  OPINION OF FERRIS, BAKER WATTS, INCORPORATED

                                                                  March 24, 1999

The Board of Directors
Polk Audio, Inc.
5601 Metro Drive
Baltimore, Maryland 21215

Gentlemen:

     Polk Audio, Inc. ("Polk" or the "Company") has requested a review of the proposed transaction (the "Transaction") involving the proposed fixed price self tender offer and subsequent de-listing of the Company's shares. Specifically, you have requested a review of the financial consideration to be offered to the stockholders as consideration for tendering their shares in the Transaction. We were retained by the Board of Directors and commenced our investigation of the Transaction on November 16, 1998.

     Pursuant to the Transaction, the Company will effect a fixed price self tender offer for the outstanding shares of the Company not held by insiders. The proposed price offered to the unaffiliated stockholders is $12.00 per share.

     In connection with the opinion, we have reviewed, among other things, (i) the proposed Transaction, (ii) drafts of the Offer to Purchase, Letter of Transmittal, Issuer Tender Offer Statement on Schedule 13E-4 and the Going-Private Transaction Statement on Schedule 13E-3, (iii) historical operating results of the Company, (iv) internally prepared projections of the Company, and (v) the historical trading performance of the Company's stock. We have held discussions with the members of the management of the Company regarding the past and current business operations as well as the future prospects of the Company. We have reviewed industry specific data regarding the valuation of publicly traded companies in the audio component manufacturing market as well as other such information as we considered appropriate.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company or representatives of the Company, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the allocation to be received by holders of interests who may perfect dissenters' statutory fair appraisal remedies, if available. Based upon the foregoing and based upon other such matters that we considered relevant, it is our opinion that the consideration to be received by the stockholders of the Company as a result of the Transaction is fair from a financial point of view as of the date hereof.

     Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of March 23, 1999. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to whether to tender or refrain from tendering their shares. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

                                          Very truly yours,

                                          Ferris, Baker Watts, Incorporated

                                  SCHEDULE III

  SUMMARY OF STOCKHOLDER APPRAISAL RIGHTS AND TEXT OF SECTIONS 3 - 201 THROUGH
                3 - 213 OF THE MARYLAND GENERAL CORPORATION LAW

     Under the Maryland General Corporation Law (MGCL), in the event that the Company elects to pursue the Second Step Transaction in the form of a Merger, each holder of Common Stock may be entitled to demand and receive payment of the fair value of his Shares in cash, exclusive of any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal, provided that the stockholder strictly adheres to the procedures as set forth in Title 3, Subtitle 2 of the MGCL, which is attached hereto. Any stockholder who fails to comply with the requirements described below and as more fully stated in Title 3, Subtitle 2 of the MGCL will be bound by the terms of the Merger.

     To be entitled to demand and receive payment of the fair value of his Shares in cash, each holder of Common Stock must file with the Company a written objection to the Merger. With respect to a Merger structured in accordance with
Section 3-106 of the MGCL, whereby a 90% or more owned subsidiary is merged into its parent (the "Merger1"), such objection must be filed within 30 days after the notice of the Merger1 is given or waived under Section 3-106. With respect to any other Merger (the "Merger2") such objection must be filed with the Company at or before the stockholders' meeting at which the Merger2 will be considered.

     After filing the written objection with the Company, each holder of Common Stock must (i) not vote in favor of the Merger and (ii) within 20 days after the Articles of Merger have been accepted for record by the Maryland State Department of Assessments and Taxation (the "MSDAT"), make written demand on the Company for payment of his or her Shares, stating the number and class of Shares for which payment is demanded.

     A written objection to the Merger should be sent to the Company, 5601 Metro Drive, Baltimore, Maryland 21215, Attention: Secretary. A written demand for payment should also be sent to the Company at 5601 Metro Drive, Baltimore, Maryland 21215, Attention: Secretary. A demand for payment may be withdrawn only with the consent of the Company.

     The Company will promptly deliver or mail to each objecting stockholder written notice of the date of acceptance of the Articles of Merger for record by the MSDAT. The Company may also deliver or mail to each objecting stockholder a written offer to pay for his stock at a price deemed by the Company to be the fair value thereof. Within 50 days after acceptance of the Articles of Merger for record by the MSDAT, either the Company or any objecting stockholder who has not received payment for his or her shares may petition a court of equity in Baltimore City, Maryland, for an appraisal to determine the fair value of such shares. If the court finds that an objecting stockholder is entitled to appraisal of his or her stock, the court will appoint three disinterested appraisers to determine the fair value of such shares on terms and conditions the court determines proper. Within 60 days after appointment (or such longer period as the court may direct), the appraisers will file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the shares as of the Effective Date, as defined below.

     Within 15 days after the filing of the appraisers' report, any party may object to the report and request a hearing thereon. The court will, upon motion of any party, enter an order either confirming, modifying or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the appraisers' report is rejected, the court may determine the fair value of the shares of the objecting stockholders or may remit the proceeding to the same or other appraisers, on terms and conditions the court deems proper.

     If the court determines that the objecting stockholder is entitled to demand and receive the fair value of his or her shares, fair value will be determined as of the close of business, with respect to

                                      III-1

Merger1, on the day notice is given or waived under Section 3-106 of the MGCL, and with respect to Merger2, on the day the stockholders voted on the Merger2 objected to (collectively the "Effective Date"). Fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal. Any judgment entered pursuant to a court proceeding will include interest from the Effective Date, unless the court finds that the stockholder's refusal to accept a written offer to purchase the stock made by the Company as described above was arbitrary and vexatious or not in good faith. Costs of the proceeding (not including attorney's fees) will be determined by the court and will be assessed against the Company or, under certain circumstances, the objecting stockholder, or both.

     At any time after the filing of a petition for appraisal, the court may require any objecting stockholder to submit his or her certificates representing shares to the clerk of the court for notation of the pendency of the appraisal proceedings. If the stockholder fails to comply with the court order to submit his or her certificates for notation, the court may dismiss the proceeding as to him or her or grant other appropriate relief. In order to receive payment, whether by agreement with the Company or pursuant to a judgment, the stockholder must surrender to the Company the stock certificates endorsed in blank and in proper form for transfer.

     A stockholder demanding payment for shares will not have the right to receive any dividends or distribution payable to holders of record of that stock on a record date after the Effective Date and shall cease to have any rights as a stockholder with respect to the shares except the right to receive payment of the fair value thereof. The stockholder's rights may be restored in full only upon the withdrawal, with the consent of the Company, of the demand for payment, failure of either party to file a petition for appraisal within the time required, a determination of the court that the stockholder is not entitled to an appraisal, or the abandonment or rescission of the Merger. However, the restoration of the rights of a stockholder who demands payment does not prejudice any corporate proceedings taken before the restoration.

     The foregoing summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights. The preservation and exercise of dissenters' rights are conditioned on strict adherence to the applicable provisions of the MGCL. Each stockholder desiring to exercise dissenters' rights should refer to Title 3, Subtitle 2 of the MGCL, a copy of which is attached hereto, for a complete statement of the stockholder's rights and the steps which must be followed in connection with the exercise of those rights.

MARYLAND GENERAL CORPORATION LAW

SEC. 3-201. "SUCCESSOR" DEFINED.

     (a) Corporation amending charter. In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

     (b) Corporation whose stock is acquired. When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

SEC. 3-202. RIGHT TO FAIR VALUE OF STOCK.

     (a) General rule. Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

          (1) The corporation consolidates or merges with another corporation;

          (2) The stockholder's stock is to be acquired in a share exchange;

          (3) The corporation transfers its assets in a manner requiring action under sec. 3-105 (d) of this title;

                                      III-2

          (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

          (5) The transaction is governed by sec. 3-602 of this title or exempted by sec. 3-603 (b) of this title.

     (b) Basis of fair value.

          (1) Fair value is determined as of the close of business:

             (i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the day notice is given or waived under sec. 3-106; or

             (ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

          (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

          (3) In any transaction governed by sec. 3-602 of this title or exempted by sec. 3-603 (b) of this title, fair value shall be value determined in accordance with the requirements of sec. 3-603 (b) of this title.

     (c) When right to fair value does not apply. Unless the transaction is governed by sec. 3-602 of this title or is exempted by sec. 3-603 (b) of this title, a stockholder may not demand the fair value of his stock and is bound by the terms of the transaction if:

          (1) The stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.:

             (i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the date notice is given or waived under sec. 3-106; or

             (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

          (2) The stock is that of the successor in a merger, unless:

             (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

             (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or

          (3) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

SEC. 3-203. PROCEDURE BY STOCKHOLDER.

     (a) Specific duties. A stockholder of a corporation who desires to receive payment of the fair value of his stock under this subtitle:

          (1) Shall file with the corporation a written objection to the proposed transaction:

             (i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary into its parent, within 30 days after notice is given or waived under sec. 3-106; or

             (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered;

                                      III-3

          (2) May not vote in favor of the transaction; and

          (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for his stock, stating the number and class of shares for which he demands payment.

     (b) Failure to comply with section. A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

SEC. 3-204. EFFECT OF DEMAND ON DIVIDEND AND OTHER RIGHTS.

     A stockholder who demands payment for his stock under this subtitle:

          (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under sec. 3-202 of this subtitle; and

          (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

SEC. 3-205. WITHDRAWAL OF DEMAND.

     A demand for payment may be withdrawn only with the consent of the successor.

SEC. 3-206. RESTORATION OF DIVIDEND AND OTHER RIGHTS.

     (a) When rights restored. The rights of a stockholder who demands payment are restored in full, if:

          (1) The demand for payment is withdrawn;

          (2) A petition for an appraisal is not filed within the time required by this subtitle;

          (3) A court determines that the stockholder is not entitled to relief; or

          (4) The transaction objected to is abandoned or rescinded.

     (b) Effect of restoration. The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

SEC. 3-207. NOTICE AND OFFER TO STOCKHOLDERS.

     (a) Duty of successor.

          (1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

          (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

             (i) A balance sheet as of a date not more than six months before the date of the offer;

             (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

             (iii) Any other information the successor considers pertinent.

     (b) Manner of sending notice. The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

                                      III-4

SEC. 3-208. PETITION FOR APPRAISAL; CONSOLIDATION OF PROCEEDINGS; JOINDER OF OBJECTORS.

     (a) Petition for appraisal. Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

     (b) Consolidation of suits; joinder of objectors.

          (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

          (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

SEC. 3-209. NOTATION ON STOCK CERTIFICATE.

     (a) Submission of certificate. At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

     (b) Transfer of stock bearing notation. If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

SEC. 3-210. APPRAISAL OF FAIR VALUE.

     (a) Court to appoint appraisers. If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

     (b) Report of appraisers -- Filing. Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

     (c) Same -- Contents. The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

     (d) Same -- Service; objection.

          (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

          (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

SEC. 3-211. ACTION BY COURT ON APPRAISERS' REPORT.

     (a) Order of court. The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

          (1) Confirms, modifies, or rejects it; and

          (2) If appropriate, sets the time for payment to the stockholder.

     (b) Procedure after order.

          (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

                                      III-5

          (2) If the appraisers' report is rejected, the court may:

             (i) Determine the fair value of the stock and enter judgment for the stockholder; or

             (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

     (c) Judgment includes interest.

          (1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under sec. 3-202 of this subtitle.

          (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under sec. 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

             (i) The price which the successor offered for the stock;

             (ii) The financial statements and other information furnished to the stockholder; and

             (iii) Any other circumstances it considers relevant.

     (d) Costs of proceedings.

          (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under sec. 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

             (i) The price which the successor offered for the stock;

             (ii) The financial statements and other information furnished to the stockholder; and

             (iii) Any other circumstances it considers relevant.

          (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

             (i) The successor did not make an offer for the stock under sec. 3-207 of this subtitle; or

             (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

     (e) Effect of judgment. The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

SEC. 3-212. SURRENDER OF STOCK.

     The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

          (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

          (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

                                      III-6

SEC. 3-213. RIGHTS OF SUCCESSOR WITH RESPECT TO STOCK.

     (a) General rule. A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under sec. 3-202 of this subtitle.

     (b) Successor in transfer of assets. After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

     (c) Successor in consolidation, merger, or share exchange. Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

                                      III-7

                                POLK AUDIO, INC.

                                 March 30, 1999

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

          By Mail:              By Facsimile Transmission:     By Hand/Overnight Delivery:
 40 Wall Street, 46th Floor    (Eligible Institutions Only)    40 Wall Street, 46th Floor
     New York, NY 10005               (718) 234-5001               New York, NY 10005
 (Attention: Reorganization                                    (Attention: Reorganization
         Department)               Confirm by Telephone:               Department)
                                      (718) 921-8200
                                   For Information Call:
                                      (718) 921-8200

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                                [Georgeson Logo]

      Wall Street Plaza                                          Banks and Brokers Call
  New York, New York 10005                                               Collect
                                                                     (212) 440-9800
                                 All Others Call Toll Free
                                      (800) 223-2064

                      The Dealer Manager for the Offer is:
                                 [Ferris Logo]
                                100 Light Street
                           Baltimore, Maryland 21202
                                 (410) 659-4612